UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Bluegreen Corporation

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

096231105

(CUSIP Number)

BFC Financial Corporation 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309 Attn: Alan B. Levan, Chairman, Chief Executive Officer and President (954) 940-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 096231105

(1)	Names of reporting persons BFC Financial Corporation (I.R.S. No. 59-2022148)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 16,922,953
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 16,922,953
(11)	Aggregate amount beneficially owned by each reporting person 16,922,953
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 53.6%
(14)	Type of reporting person (see instructions) HC

SCHEDULE 13D

CUSIP No. 096231105

(1)	Names of reporting persons Woodbridge Holdings, LLC (I.R.S. No. 80-0478887)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) Not Applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 16,922,953
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 16,922,953
(11)	Aggregate amount beneficially owned by each reporting person 16,922,953
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 53.6%
(14)	Type of reporting person (see instructions) HC

Amendment No. 5 to Schedule 13D

This Amendment No. 5 to Schedule 13D is being filed by BFC Financial Corporation, a Florida corporation (“BFC”), and Woodbridge Holdings, LLC, a Florida limited liability company and wholly owned subsidiary of BFC, to amend the Schedule 13D originally filed on April 22, 2002, as subsequently amended, relating to the common stock, par value $0.01 per share, of Bluegreen Corporation, a Massachusetts corporation (“Bluegreen”), solely to reflect (i) the termination of the previously disclosed 2011 Merger Agreement (as hereinafter defined) between BFC, BXG Florida Corporation, a Florida corporation and, indirectly through Woodbridge, a wholly owned subsidiary of BFC (“Merger Sub”), and Bluegreen and (ii) the entry by BFC, Woodbridge, Merger Sub and Bluegreen into the 2012 Merger Agreement (as hereinafter defined). Bluegreen’s principal executive offices are located at 4960 Conference Way North, Suite 100, Boca Raton, Florida 33431.

Item 4. Purpose of Transaction

As previously disclosed, on November 11, 2011, BFC, Merger Sub and Bluegreen entered into a merger agreement (the “2011 Merger Agreement”) which contemplated the merger of Bluegreen with and into Merger Sub and for holders of Bluegreen’s common stock (other than BFC, directly or indirectly through its subsidiaries) to receive eight shares of BFC’s Class A Common Stock for each share of Bluegreen’s common stock that they held at the effective time of the merger. Consummation of the merger pursuant to the 2011 Merger Agreement was subject to a number of closing conditions, including the listing of BFC’s Class A Common Stock on a national securities exchange at the effective time of the merger. Due to the inability to satisfy all required closing conditions, effective November 14, 2012, the parties agreed to terminate the 2011 Merger Agreement and entered into the 2012 Merger Agreement described below.

On November 14, 2012, BFC, Woodbridge, Merger Sub and Bluegreen entered into a new definitive merger agreement (the “2012 Merger Agreement”) pursuant to which Merger Sub would merge with and into Bluegreen, with Bluegreen continuing as a surviving corporation of the merger and a wholly owned subsidiary of Woodbridge. Subject to the terms and conditions of the 2012 Merger Agreement, which was approved by a special committee comprised of Bluegreen’s independent directors and the full boards of directors of both Bluegreen and BFC, Bluegreen’s shareholders (other than BFC, directly or indirectly through its subsidiaries, and shareholders of Bluegreen who duly exercise appraisal rights in accordance with Massachusetts law) will receive consideration of $10.00 in cash for each share of Bluegreen’s common stock that they hold at the effective time of the merger. The shares of Bluegreen’s common stock held directly or indirectly by BFC will be canceled in the merger. Each option to acquire shares of Bluegreen’s common stock that is outstanding at the effective time of the merger, whether vested or unvested, will be canceled in exchange for the holder’s right to receive the excess, if any, of the $10.00 per share merger consideration over the exercise price per share of the option. In addition, each of Bluegreen’s restricted stock awards outstanding at the effective time of the merger, whether vested or unvested, will convert into the right to receive, with respect to each share of Bluegreen’s common stock subject to the award, the $10.00 per share merger consideration. The aggregate merger consideration is expected to be approximately $150 million.

Consummation of the merger pursuant to the 2012 Merger Agreement is subject to a number of closing conditions, including the approval of Bluegreen’s shareholders. While BFC and Woodbridge have committed in the 2012 Merger Agreement to vote all shares of Bluegreen’s common stock held by them in favor of the 2012 Merger Agreement, under Massachusetts law, the 2012 Merger Agreement is required to be approved by holders of at least 66-2/3% of the outstanding shares of Bluegreen’s common stock. Consummation of the merger is also subject to Woodbridge obtaining the financing necessary to pay the aggregate merger consideration. Woodbridge expects to fund the merger through debt or equity financing, including by issuing up to 46% of the equity interests in Woodbridge and utilizing Bluegreen’s assets. The companies currently expect to consummate the merger promptly after all conditions to closing are satisfied. However, there is no assurance that the merger will be consummated on the contemplated terms, or at all.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth under Item 4 above is incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated as of November 14, 2012, by and among BFC Financial Corporation, Woodbridge Holdings, LLC, BXG Florida Corporation and Bluegreen Corporation (incorporated by reference to Exhibit 2.1 to BFC Financial Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 16, 2012)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 19, 2012

Date

BFC Financial Corporation

/s/ John K. Grelle

Signature

John K. Grelle/Executive Vice President and Chief Financial Officer

Name/Title

Woodbridge Holdings, LLC

/s/ John K. Grelle

Signature

John K. Grelle/Chief Financial Officer

Name/Title